UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 27 March 2013 (NZ time)/26 March 2013 (US time)

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Daily Buyback Notice dated 14 March 2013

2.	Daily Buyback Notice dated 15 March 2013

3.	Daily Buyback Notice dated 18 March 2013

4.	Daily Buyback Notice dated 19 March 2013

5.	Daily Buyback Notice dated 20 March 2013

6.	Final DRP Share Buyback Programme notice dated 20 March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 27 March 2013(NZ time)/	By:	/s/ Laura Byrne
26 March 2013 (US time)
	Name:	Laura Byrne
	Title:	Company Secretary

LAURA BYRNE Company Secretary

Market Information Services Section NZX Limited Wellington

14 March 2013

NOTIFICATION OF ACQUISITION OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 13 March 2013.

Details of the acquisition are as follows:
a) Security Acquired	Ordinary Shares
ISIN	NZTELE0001S4
b) Number of securities acquired	500,000
c) Average consideration per security acquired	NZ$2.2936
d) Payment type	Cash Payment
e) Any amount paid up (if not in full)	Not applicable
f) Percentage of total securities acquired	0.0275%
g) Reason for acquisition	Eliminate an increase in capital arising pursuant
to the Dividend Reinvestment Plan
h) Specific authority for the acquisition	Directors’ Resolution
i) Any terms of the acquisition	Not applicable
j) Total number of securities after acquisition	1,816,496,462
k) Intentions for shares acquired	Cancellation
l) Date of acquisition	13 March 2013

Yours faithfully
Laura Byrne
Company Secretary

LAURA BYRNE Company Secretary

Market Information Services Section NZX Limited Wellington

15 March 2013

NOTIFICATION OF ACQUISITION OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 14 March 2013.

Details of the acquisition are as follows:
a) Security Acquired	Ordinary Shares
ISIN	NZTELE0001S4
b) Number of securities acquired	500,000
c) Average consideration per security acquired	NZ$2.2903
d) Payment type	Cash Payment
e) Any amount paid up (if not in full)	Not applicable
f) Percentage of total securities acquired	0.0275%
g) Reason for acquisition	Eliminate an increase in capital arising pursuant
to the Dividend Reinvestment Plan
h) Specific authority for the acquisition	Directors’ Resolution
i) Any terms of the acquisition	Not applicable
j) Total number of securities after acquisition	1,815,996,462
k) Intentions for shares acquired	Cancellation
l) Date of acquisition	14 March 2013

Yours faithfully
Laura Byrne
Company Secretary

LAURA BYRNE Company Secretary

Market Information Services Section NZX Limited Wellington

18 March 2013

NOTIFICATION OF ACQUISITION OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 15 March 2013.

Details of the acquisition are as follows:
a) Security Acquired	Ordinary Shares
ISIN	NZTELE0001S4
b) Number of securities acquired	500,000
c) Average consideration per security acquired	NZ$2.2468
d) Payment type	Cash Payment
e) Any amount paid up (if not in full)	Not applicable
f) Percentage of total securities acquired	0.0275%
g) Reason for acquisition	Eliminate an increase in capital arising pursuant
to the Dividend Reinvestment Plan
h) Specific authority for the acquisition	Directors’ Resolution
i) Any terms of the acquisition	Not applicable
j) Total number of securities after acquisition	1,815,496,462
k) Intentions for shares acquired	Cancellation
l) Date of acquisition	15 March 2013

Yours faithfully
Laura Byrne
Company Secretary

LAURA BYRNE Company Secretary

Market Information Services Section NZX Limited Wellington

19 March 2013

NOTIFICATION OF ACQUISITION OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 18 March 2013.

Details of the acquisition are as follows:
a) Security Acquired	Ordinary Shares
ISIN	NZTELE0001S4
b) Number of securities acquired	650,000
c) Average consideration per security acquired	NZ$2.2534
d) Payment type	Cash Payment
e) Any amount paid up (if not in full)	Not applicable
f) Percentage of total securities acquired	0.0358%
g) Reason for acquisition	Eliminate an increase in capital arising pursuant
to the Dividend Reinvestment Plan
h) Specific authority for the acquisition	Directors’ Resolution
i) Any terms of the acquisition	Not applicable
j) Total number of securities after acquisition	1,814,846,462
k) Intentions for shares acquired	Cancellation
l) Date of acquisition	18 March 2013

Yours faithfully
Laura Byrne
Company Secretary

LAURA BYRNE Company Secretary

Market Information Services Section NZX Limited Wellington

20 March 2013

NOTIFICATION OF ACQUISITION OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 19 March 2013.

Details of the acquisition are as follows:
a) Security Acquired	Ordinary Shares
ISIN	NZTELE0001S4
b) Number of securities acquired	1,150,290
c) Average consideration per security acquired	NZ$2.2786
d) Payment type	Cash Payment
e) Any amount paid up (if not in full)	Not applicable
f) Percentage of total securities acquired	0.0634%
g) Reason for acquisition	Eliminate an increase in capital arising pursuant
to the Dividend Reinvestment Plan
h) Specific authority for the acquisition	Directors’ Resolution
i) Any terms of the acquisition	Not applicable
j) Total number of securities after acquisition	1,813,696,172
k) Intentions for shares acquired	Cancellation
l) Date of acquisition	19 March 2013

Yours faithfully
Laura Byrne
Company Secretary

LAURA BYRNE Company Secretary

Market Information Services Section NZX Limited Wellington

20 March 2013

DRP Share Buyback Programme

For the purposes of section 65(2) of the Companies Act 1993, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom between 13 and 19 March 2013 to eliminate an increase in capital arising pursuant to Telecom’s dividend reinvestment plan (“DRP”).

Details of the acquisition are as follows:

a) Class of securities acquired	Ordinary Shares
ISIN	NZTELE0001S4
b) Number of securities acquired	3,300,290
c) Consideration paid for securities acquired	NZ$7,501,111 (average consideration of
NZ$2.2729 per share)
d) Identity of the sellers	Not known to Telecom
e) Number of securities cancelled on	3,300,290
acquisition
f) Total number of securities on issue after	1,813,696,172
acquisition and cancellation

Yours faithfully Laura Byrne Company Secretary